UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For August 26, 2008
Commission File No. 001-33690
SEANERGY MARITIME CORP.
c/o Vgenopoulos and Partners Law Firm
15 Filikis Eterias Square
Athens, 106 73, Greece
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events
On August, 26, 2008, Seanergy Maritime Corp. (“Seanergy”) issued a press release announcing that shareholders approved the proposal to acquire six dry bulk vessels from affiliates of members of the Restis family, and that holders of fewer than 35% of Seanergy’s shares issued in its initial public offering voted against the proposal and properly exercised their redemption rights.
A copy of the press release is attached hereto as Exhibit 99.1 to this Report on Form 6-K
On August 29, 2008, Seanergy issued a press release announcing the completion of the acquisition, through its wholly owned subsidiary Seanergy Maritime Holdings Corp. (“Seanergy Buyer”) and its designated nominees, of three of six dry bulk vessels, which include two 2008 built Supramax vessels and one Handysize vessel, from affiliates of members of the Restis family as contemplated by the terms of the Master Agreement dated as of May 20, 2008. Seanergy took delivery of the M/V Davakis G, the M/V Delos Ranger and the M/V African Oryx. Each of these vessels is chartered for a one year term to South African Marine Corporation S.A. at charter rates of $60,000, $60,000 and $30,000 per day, respectively.
The acquisition was completed with funds from Seanergy’s trust account and with financing from Marfin Bank S.A. of Greece. The financing was extended by Marfin pursuant to a financial agreement dated August 28, 2008 and is comprised of a term loan of up to US$165,000,000 and a revolving facility not to exceed US$90.000,000. The term loan is made available in advances to assist the six designated nominee companies (the “Borrowers”) to acquire each of the six vessels. The term loan is to be repaid over a period of seven years commencing upon delivery of the last vessel. The revolving facility is available for working and investment capital purposes to be used, inter alia, for the acquisition of the vessels. The amount available for drawdown under the revolving facility is tied to the market values of the vessels. The revolving facility will be gradually reduced each year and will be fully repaid together with the term loan. Both the term loan and revolving facility are secured by mortgages over the vessels and other usual securities including charter assignments. The obligations of the Borrowers have been guaranteed by Seanergy and Seanergy Buyer.
A copy of the press release is attached hereto as Exhibit 99.2 to this Report on Form 6-K
Financial Statements and Exhibits
     (c) Exhibits:

Exhibit No.	Description

99.1	Press release dated August 26, 2008

99.2	Press release dated August 29, 2008

SIGNATURE
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Seanergy Maritime Corp.

By: Name:	/s/ Dale Ploughman Dale Ploughman
Title:	Chief Executive Officer
Dated: September 3, 2008

EXHIBIT INDEX

Exhibit
No.	Exhibit

99.1	Press Release dated August 26, 2008.

99.2	Press Release dated August 29, 2008.

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